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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

MDS Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

55269P302
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,804,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,804,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,804,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,804,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,804,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,804,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,804,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,804,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,804,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,468,590

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,468,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,468,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,336,210

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,336,210

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,336,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

Item 1.	Security and Issuer. No change.

Item 2.	Identity and Background. No change.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that Obrem Capital Offshore Master, L.P. may be deemed to beneficially own is $78,803,068 (CAD).  The total cost for the Shares that Obrem Capital (QP), L.P. may be deemed to beneficially own is $58,899,934 (CAD).

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On April 9, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss the Issuer’s business, other strategic and financial considerations and the Reporting Persons’ recommendations to increase permanent shareholder value.

On May 15, 2008, the Reporting Persons met with the Board and discussed the Reporting Persons’ view that shares of the Issuer remain significantly undervalued and near-term steps that the Reporting Persons believe should be taken in order to create permanent shareholder value.

On June 25, 2008, the Reporting Persons delivered a letter to the Board expressing the Reporting Persons' desire to maintain a dialogue with the Board and calling on the Issuer to increase shareholder value.  The June 25, 2008 letter also set forth specific actions that the Reporting Persons believed the Issuer and its Board should consider in order to increase shareholder value.  As described in detail in the June 25, 2008 letter, (i) the Reporting Persons believed the Issuer should partially or fully separate its business segments; (ii) the Reporting Persons believed the Issuer should undertake a large share repurchase program while Shares trade at current levels; and (iii) the Reporting Persons called on members of management and the Board to increase their personal holdings of Shares in order to align their interests more closely with those of other shareholders.

On October 30, 2008, the Reporting Persons delivered a letter to the Board setting forth its position regarding the strategic direction it believes the Issuer and the Board should take and specific recommendations that the Reporting Persons believe the Issuer and its Board should consider in order to increase shareholder value.  A copy of the letter sent to the Board dated October 30, 2008 is attached hereto as Exhibit B.

The Reporting Persons continue to believe the Shares are undervalued and that proactive steps are needed in order to allow the trading price of Shares to reflect the fair market value of the Issuer’s business segments.

In addition to the actions set forth above, in connection with their investment in the Shares, the Reporting Persons may engage in additional communications with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 7,804,800 Shares or 6.5% of the Shares of the Issuer, based upon the 121,093,730 Shares outstanding as of July 31, 2008, according to the Issuer's most recent Interim Report.  As of the date hereof, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 4,468,590 Shares or 3.7% of the Shares of the Issuer. As of the date hereof, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,336,210 Shares or 2.8% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,804,800 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,468,590 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,336,210 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,804,800 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,468,590 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,336,210 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit C and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into agreements with several credit counterparties relating to cash settled equity swaps (the “Swap Agreements”) relating to the Issuer’s common shares.  The Swap Agreements provide the Reporting Persons with economic exposure to approximately 1.3% of the Issuers’ issued and outstanding common shares.  These agreements do not confer on the reporting persons any direct or indirect voting or dispositive control of any of the Issuer’s common shares.  The Reporting Person disclaim any beneficial ownership over any of the Issuer’s common shares as a result of being party the Swap Agreements.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  The October 30, 2008 letter to the Board of Directors of the Issuer is filed herewith as Exhibit B.

C.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2008
(Date)

Obrem Capital Management, LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amended Schedule 13D dated October 31, 2008, relating to the Common Shares, no par value, of MDS Inc. shall be filed on behalf of the undersigned.

October 31, 2008
(Date)

Obrem Capital Management, LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By:	/s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Exhibit B

The October 30, 2008 letter to the Board of Directors of the Issuer

OBREM CAPITAL MANAGEMENT, L.L.C.

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9

MDS Inc. Management and Board of Directors, c/o:
John T. Mayberry, Chairman of the Board
Stephen P. DeFalco, Chief Executive Officer

October 30, 2008

Dear Sirs and Madams:

Obrem Capital Management, according to MDS’ (“the Company”) public filings, is among MDS’ five largest shareholders.  We acquired our stake in MDS because we believed the Company’s shares were significantly undervalued, and that the Company’s three distinct businesses were exposed to attractive end markets with solid competitive positions.

In Schedule 13Ds filed on April 9, 2008, June 26, 2008, and July 29, 2008, and in subsequent communications with members of management and the board of directors of MDS, we expressed our view that shares of the Company remained significantly undervalued, and that near-term steps should be taken to create shareholder value. Specifically, we recommended: (i) that MDS hire a financial adviser to review what valuations could be achieved through the sale or spin-off of one or more of its business units; (ii) that management pursue a significant share repurchase program; and (iii) that members of management and the board of directors increase their ownership of MDS stock to more closely align their interests with those of other shareholders.

We have engaged in numerous discussions with Company leadership over the past several months. Members of management and the board of directors have always been accessible and willing to listen to our views.  They encouraged us to be patient, offering a compelling narrative on the opportunities that lay ahead.  They also indicated they would take our recommendations under advisement, as they, too, saw a large discrepancy between the intrinsic value of the businesses and the then-prevailing trading price of MDS shares.

Despite the positive tone of our interactions with management and the board of directors, we have been disappointed with the lack of action in response to our recommendations.  We have not seen evidence of any strategic action taken to unlock value, and we have yet to see a substantive buyback beyond the normal course issuer bid.  Moreover, we continue to be surprised that a management and board of directors so confident in their strategy and business outlook would choose to own so little stock, and would not purchase additional shares at these rapidly declining prices.

MDS’ operating results have also been quite disappointing. After a surprisingly poor second quarter result, management explained that certain unanticipated factors had caused the Company to perform below plan, but that shareholders should expect an improvement in the second half of the year. Following yet another disappointing result in the third quarter, our confidence in management has eroded further, a sentiment we believe is shared by other shareholders.  Particularly upsetting is the continued delay in the recovery of MDS Pharma Services — the Company now says that “another couple of quarters”1 are needed for improvements to take shape —  and that management has lowered guidance twice since initially giving forecasts in February. We believe that these poor results, the loss of confidence in management’s ability to execute, and the apparent unwillingness of the board of directors to take shareholder-friendly actions have caused the share price to drop to levels not seen since the start of this decade, including the period prior to present management assuming control in mid-2005.  And it is worth noting that the failure to turn around MDS Pharma Services has taken place in an environment where other contract research organizations have been reporting record profitability and results.

To be clear, we do not doubt the efforts and intentions of CEO Stephen DeFalco.  We believe Mr. Defalco is a genuine individual who is trying to do what he believes is best for MDS. Unfortunately, the Company’s poor operating performance and, more importantly, the extremely poor share price performance during his three-year tenure speak for themselves, and indicate that a different approach for creating shareholder value is needed.  Action must be taken before there is erosion in the intrinsic value of MDS’ assets.

Remarkably, despite the poor execution and missed opportunities of the past several quarters, we believe that MDS’ assets have retained their substantial value.  Conversations with industry experts, competitors, and investment bankers have given us comfort that the Company’s divisions are well-positioned in attractive markets. Moreover, these conversations have given us reason to believe that multiple strategic parties have a strong interest in acquiring specific assets of the Company.  Given the strong likelihood that there are many interested parties, we would like the board of directors to immediately engage one or more reputable investment banking firms to help the Company explore strategic alternatives, including divesting individual business units.  An active due diligence process for qualified buyers who express credible interest should commence immediately.

We believe it would be highly inappropriate for the Company to ignore prospective bids given the sizable gap that now exists between the share price of MDS and the fair value of its assets.  It would likely be difficult to sell the entire Company to a single strategic buyer for the simple reason that this collection of assets does not belong together in the first instance. We do, however, believe there are logical and well-funded buyers for the various pieces of MDS. Our preference would be to see an expeditious sale of some combination of the legacy Sciex business, the Molecular Devices business, and the pieces of MDS Pharma Services, followed by a spin-off of MDS Nordion.  We strongly believe this would unlock substantial value for shareholders and allow any remaining entity to be re-positioned as a pure play company with proper managerial focus and a more natural shareholder base. Our belief is that the easiest group of assets to divest would be those in MDS Analytical Technologies, which we think would attract numerous potential buyers, including several who already know the assets well.

Given the disappointing operational results and the destruction of shareholder value, we do not want to see the Company spend additional shareholder capital. Specifically, we are opposed to the Company expanding its footprint by acquiring the other half of the Sciex joint venture.  We believe this view is

1.            MDS third quarter conference call transcript, September 4, 2008.

shared by many of the Company’s shareholders. Rather, we believe that shrinking the enterprise via appropriate sales of businesses will maximize shareholder value and minimize additional operational risk.

Clearly, credit markets are stressed now. However, we believe that the parties that might be interested in MDS’ assets are strategic buyers who would not require significant external financing in order to consummate a transaction.  These parties should be able to produce adequate bids that do not carry financing risk. As such, the Company cannot point to the troubled credit markets as a reason not to explore maximizing shareholder value at the present time.

We also believe it would be disingenuous to blame the weakness in MDS’ share price on the current distress in the financial markets.  The stock began its precipitous decline in early summer after poor second quarter operational results were reported, particularly in MDS Pharma Services.  The decline was further exacerbated by the disappointing third quarter operational results. As such, there is no reason to believe that a recovery in financial markets would necessarily lead to an improvement in the share price of MDS.

In past communications, we indicated we were reviewing potential courses of action, including calling a special meeting of shareholders. Given the increased urgency that we — and we believe many other shareholders — feel as a result of the Company’s performance, we expect to take specific steps in short order to unlock the value trapped inside MDS.  If we do call a meeting of shareholders, the agenda would include two specific items: first, the removal of one or more long-standing MDS board members, who we believe have done little to prevent significant value destruction; and second, a shareholder vote on pursuing the actions we described above. Ultimately, the strategic direction of this Company should be up to shareholders, whose voices we believe should be heard more urgently,

We look forward to a prompt response from the Company.

Sincerely,

Andrew Rechtschaffen
Obrem Capital Management, LLC

Exhibit C

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)
9/10/2008	Common Stock, no par value	8,410	13.66
9/10/2008	Common Stock, no par value	11,590	13.66
9/26/2008	Common Stock, no par value	(5,560)	13.15
9/26/2008	Common Stock, no par value	(7,540)	13.15
10/10/2008	Common Stock, no par value	42,200	11.31
10/10/2008	Common Stock, no par value	57,800	11.31
10/14/2008	Common Stock, no par value	41,940	11.51
10/14/2008	Common Stock, no par value	58,060	11.51
10/15/2008	Common Stock, no par value	41,940	11.22
10/15/2008	Common Stock, no par value	58,060	11.22
10/16/2008	Common Stock, no par value	27,260	11.37
10/16/2008	Common Stock, no par value	37,340	11.37

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)
9/10/2008	Common Stock, no par value	11,590	13.66
9/26/2008	Common Stock, no par value	(7,540)	13.15
10/10/2008	Common Stock, no par value	57,800	11.31
10/14/2008	Common Stock, no par value	58,060	11.51
10/15/2008	Common Stock, no par value	58,060	11.22
10/16/2008	Common Stock, no par value	37,340	11.37

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased or Sold	Price Per Share (CAD)
9/10/2008	Common Stock, no par value	8,410	13.66
9/26/2008	Common Stock, no par value	(5,560)	13.15
10/10/2008	Common Stock, no par value	42,200	11.31
10/14/2008	Common Stock, no par value	41,940	11.51
10/15/2008	Common Stock, no par value	41,940	11.22
10/16/2008	Common Stock, no par value	27,260	11.37

SK 25940 0001 933772